FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For March 7, 2005

Concordia Bus Nordic AB (publ)
(Translation of registrant’s name into English)

Solna Strandvag 78, 171-54 Solna, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-           .

ANNOUNCEMENT BY CONCORDIA BUS NORDIC AB (PUBL)

7 March 2005 — Concordia Bus Nordic AB (publ) understands that good progress has been made in recapitalisation discussions between the Ad Hoc Committee of the 11% Senior Subordinated Notes due 2010 issued by Concordia Bus AB and their advisers and the holders of the existing equity in the Group’s Parent Company, Concordia Bus BV.

Accordingly Concordia Bus Nordic AB expects shortly to be able to outline to the holders of the 9.125% Senior Secured Notes due 2009 alternative options which it hopes will be available to Senior Secured Noteholders following such a recapitalisation.

The operating businesses continue to function normally and to provide full bus services to passengers and customers.

ENQUIRIES:
Richard Constant / Candace Carpenter	+44 (0) 207.554.1400
Gavin Anderson & Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus Nordic AB (publ)
(Registrant)

Date: March 7, 2005	By:	/s/ Per Skargard
Per Skargard
Chief Financial Officer